Exhibit 99.1

Scorpio Tankers Inc. Announces Commitments for new $1 Billion Term Loan and Revolving Credit Facility

MONACO, June 27, 2023 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers” or the “Company”) announced today that it has received commitments from a group of financial institutions for a previously announced $1.0 billion term loan and revolving credit facility (the “Credit Facility”).

The Credit Facility, which was over-subscribed, was capped at an amount of $1.0 billion, and is expected to be used to finance 45 product tankers, which are currently unencumbered, or financed through credit facilities and financial leases which carry higher margins and will be repaid. The Credit Facility is expected to consist of a 50% term loan and a 50% revolving loan, has a final maturity of five years from the signing date (but not later than June 30, 2028), and bears interest at SOFR plus a margin of 1.95% per annum. A commitment fee of 0.78% per annum applies for any undrawn amounts. The Credit Facility is expected to be repaid in quarterly installments with a balloon payment due at maturity date, where the term loan portion for each vessel shall be repaid in full prior to the reduction of the revolving loan for each vessel. The Credit Facility offers the Company an ability to substitute vessels and also includes an uncommitted accordion feature of up to $200.0 million, which may be incurred under the same terms and conditions at no later than 24 months after the closing date. The other terms and conditions of the Credit Facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The Credit Facility is subject to customary conditions precedent and the execution of definitive documentation, and is expected to close in July 2023.

Mr. Emanuele Lauro, Chairman and CEO of the Company, commented “We appreciate our lenders and their commitment to the Company. There is widespread confidence from market constituents on the persistence of current fundamentals, and the competitive structure, terms, and conditions of this new loan, particularly the revolving line of credit, are testament to that view as well as to the steps we have recently taken.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 113 product tankers (39 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 7.4 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the continuing impacts of the novel coronavirus (COVID-19) pandemic, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com